SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

November 2011

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Press Release of November 8, 2011 — Results for the nine months ended 30 September 2011

RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2011

HIGHLIGHTS FOR THE NINE MONTHS

	Nine Months	Nine Months
(Numbers in € million except per share data)	2011	2010	% Change
Volume (million unit cases)	1,618	1,620	—
Net Sales Revenue	5,326	5,299	1%
Cost of goods sold	3,276	3,116	5%
Comparable EBIT	468	623	-25%
Comparable Net Profit	302	419	-28%
Comparable Basic EPS (€)	0.83	1.15	-28%

•                  Top line: Volume was flat in the first nine months with a 3% increase in developing markets, fully offset by a 1% decline in established and emerging markets. Net sales revenue grew ahead of volume with a 3% increase in developing markets and a stable performance in established and emerging markets.

•                  Categories: Sparkling beverages volume increased by 3% in the first nine months of 2011, while energy drinks volume showed strong double digit growth. On the other hand, water and juice volume declined by 6% and 7%, respectively.

•                  Brands: All premium sparkling brands grew ahead of total volume, with Coca-Cola growing 6%, Coca-Cola Zero growing 9%, and Fanta and Sprite growing 2%, each.

•                  Share gains: In the first nine months of 2011, we gained both volume and value share in sparkling beverages across most of our key markets including Austria, Switzerland, Poland, Ukraine, the Czech Republic, Serbia, and Ireland.

•                  Restructuring: We expect benefits from restructuring initiatives of approximately €42 million in 2011.

•                  Comparable operating profit: The continuing adverse impact of commodity costs and persisting economic challenges across most of our territories resulted in a decline in comparable EBIT.

•                  Net debt: At the end of the first nine months of 2011, our net debt was €1,714 million.

•                  Cash flow: We generated free cash flow of €416 million in the first nine months of 2011.

•                  Free Cash Flow and Capex guidance: We revised our free cash flow guidance of €1.6 billion for 2011-2013 to €1.35 billion and cumulative capital expenditure from €1.5 billion to €1.35 billion.

Dimitris Lois, Chief Executive Officer of Coca-Cola Hellenic, commented:

“During the third quarter we continued to expand our leadership position in the marketplace by growing value share in the ready-to-drink category in twenty four out of our twenty eight markets. Consistent with our revenue growth strategy, we also achieved net sales revenue per unit case growth of 4% on a currency neutral basis.

The sharp deterioration in consumer confidence and continued pressure from input costs combined with the impact on our comparable results of last year’s heat wave in several key countries impacted both volume and profitability in the third quarter. In the fourth quarter, we will maintain focus on our strategic initiatives, revenue growth management, cost leadership and free cash flow generation while winning in the marketplace.

We are proud that our commitment to sustainable, profitable growth has been recognised for the fourth consecutive year through our inclusion in the Dow Jones Sustainability Index. Long term, our market execution capabilities, leading brands, broad geographic footprint with attractive growth prospects and our financial discipline leaves us confident in our ability to continue to create value for our shareholders.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2011 and future years, business strategy and the effects of our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of the condensed consolidated interim financial statements included in this document, unless we are required by law to update these forward-looking statements, we will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in our expectations.

Reconciliation of Reported to Comparable Financial Indicators

Group Financial Results	Nine months 2011			Nine months 2010
(numbers in € million except per share data)	EBIT(1)	Net profit(2)	EPS	EBIT(1)	Net profit(2)	EPS
Reported	443.1	280.7	0.77	603.2	404.6	1.11
Restructuring costs	24.6	20.3	0.06	19.5	13.9	0.04
Commodity Hedging	0.6	0.6	—	—	—	—
Comparable	468.3	301.6	0.83	622.7	418.5	1.15

Group Financial Results	Third quarter 2011			Third quarter 2010
(numbers in € million except per share data)	EBIT(1)	Net profit(2)	EPS	EBIT(1)	Net profit(2)	EPS
Reported	211.2	148.2	0.41	287.2	207.0	0.57
Restructuring costs	7.8	6.8	0.02	13.8	9.6	0.03
Commodity Hedging	0.6	0.6	—	—	—	—
Comparable	219.6	155.6	0.43	301.0	216.6	0.60

(1)  EBIT or Operating profit refers to profit before tax excluding finance income / costs and share of results of equity method investments.

(2)   Profit after tax attributable to owners of the parent

Financial indicators presented on a comparable basis exclude the recognition of restructuring costs incurred in both periods under review. In addition the Group has entered into certain commodity derivatives in order to mitigate its exposure to commodity price risk transactions. These transactions however do not qualify for hedge accounting and is principally related to managing the exposure to sugar price volatility. The fair value gains and losses on the derivatives are immediately recognised in the income statement in the line cost of goods sold. The Group’s comparable results exclude the unrealised gains/losses of this hedging activity. These gains/losses will be reflected in comparable results in the period that the underlying transactions occur.

Group Operational Review

Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or ‘we’ or the ‘Group’) achieved comparable earnings per share of €0.43 in the third quarter, demonstrating a sequential improvement over previous quarters of 2011. Unit case volume declined 5% in the quarter as we cycled our exceptional performance during the third quarter of 2010 due to the heat wave in some of our key emerging and developing markets. Additionally, low consumer confidence across Europe and unseasonably cold and rainy weather conditions in Central and Eastern Europe in July and August accentuated trading conditions in the third quarter.

In the third quarter of 2011, we gained volume share in sparkling beverages in twenty-three out of our twenty-eight markets. In the non-alcoholic ready to drink beverages category, we gained value share in twenty-four of our markets.

Sales of Trademark Coca-Cola products increased by 2% in the third quarter of 2011 driven primarily by strong growth of Coca-Cola Zero in established and developing markets. Sparkling beverages volume decreased by 1% in the third quarter, cycling strong performance in Russia and Ukraine in the comparable prior year period. Volume in the sparkling beverages category grew by 3% in the first nine months of 2011. Our energy drinks business grew by 25% in the third quarter continuing its strong growth trend across all of our reporting segments. The decline in the juice category slowed to mid single-digits in the third quarter of 2011. Volume in the water category decreased in the low double-digits in the third quarter of 2011 where more than three quarters of the loss is coming from Russia, Ukraine and Poland due to the cycling of exceptionally hot summer weather last year. However, the package mix in the water category continued to improve across all operating segments.

The ongoing roll out of our occasion based brand, package, price and channel strategy drove an improved package mix and net sales revenue across the Group while consumers continue to shop more in the modern trade channel.

Net sales revenue outperformed volume reflecting our commitment to grow revenues ahead of volume. On a currency neutral basis net sales revenue decreased by 1% in the third quarter as we implemented further revenue growth initiatives in selective markets. The positive impact of our revenue growth initiatives was diluted by an unfavourable foreign currency development, primarily in emerging markets. The impact of increased commodity prices primarily for PET resin, sugar,  juice concentrate, and fuel continues to be a significant driver of our reduced profitability. Comparable operating profit decreased by 27% in the third quarter and comparable operating profit margin declined by 368 basis points to 11.4%.

Working capital improved by €137 million in the third quarter of 2011 primarily due to effective inventory and receivables management. We generated €299 million of free cash flow in the third quarter of 2011, with free cash flow for the nine months of 2011 amounting to €416 million.

In September 2011, we finalised our transaction in Nigeria whereby minority shareholders in Nigerian Bottling Company were bought out for a total consideration of €99 million (excluding transaction costs) and delisted the company from the Nigerian Stock Exchange. The buy-out of minority interest in Coca-Cola HBC Serbia A.D. was also finalised in September for a total consideration of €17 million.

Our efforts related to sustainability have been recognised for the fourth consecutive year and we have been included in the Dow Jones Sustainability Index (DJSI), the premier global sustainability benchmark. Coca-Cola Hellenic is one of only three beverage companies worldwide to earn a place on the DJSI World index, and one of just two to make it into the DJSI Europe index.

Operational Review by Reporting Segments

Established markets

	Nine months	Nine months	%	Q3	Q3%
	2011	2010	Change	2011	2010	Change
Volume (million unit cases)	548.1	552.9	-1%	195.0	200.2	-3%
Net sales revenue (€ million)	2,202.5	2,201.9	—	780.9	787.9	-1%
Operating profit (EBIT in € million)	224.5	249.9	-10%	94.4	103.3	-9%
Comparable operating profit (EBIT in € million)	236.7	262.3	-10%	98.2	110.3	-11%

•                  Unit case volume in our established markets segment declined by 3% in the third quarter of 2011 driven by weak consumer sentiment in Greece and Italy and cycling a decline of 4% in the comparable prior year period. Unit case volume declined by 1% in the first nine months of 2011, cycling a 5% decline in the comparable prior year period.

•                  Net sales revenue declined by 1% in the quarter, as positive price mix and a favourable currency impact was more than offset by lower volume and negative channel mix.

•                  Volume in Italy declined by mid single-digits in the third quarter of 2011 and remained flat in the first nine months. Consumer confidence is declining in Italy as the government voted for additional austerity measures to control the deepening debt crisis. We outperformed the market as the total alcohol free beverages market contracted by high single-digits in the third quarter. Cola-Cola Zero was the key volume contributor by low double-digits. Both package mix and channel mix was positive as a result of our continued investments behind the immediate consumption channel. The overall VAT rate was increased by one percent in Italy effective from 19 September 2011.

•                  Volume in Switzerland increased by low single-digits for both periods under review. Trademark Coca-Cola products, led by Coca-Cola Zero, posting low double-digits growth, supported volume in the third quarter. The energy category continued its positive momentum benefiting from recent listings in the two largest retailers in Switzerland. Package mix was positive as single serve packages outperformed multi-serve packages. However, channel mix was affected negatively as growth in the immediate consumption channel was slower than in the future consumption channel due to poor weather conditions in July and August.

•                  Volume in Greece declined by mid single-digits in the third quarter of 2011 and by high single-digits in the first nine months. Third quarter performance improved over previous quarters in the year due to our focus on market execution behind our occasion based brand, package, price and channel strategy and the impact of improved tourism over last year. The austerity measures taken in the quarter including pension and salary reductions in the public sector, imposition of a solidarity tax and additional real estate tax, reduced disposable income further maintaining consumer confidence at all time low levels. Coca-Cola Zero grew by mid single-digits in both periods. Effective from 1 September 2011 VAT for all commercial beverages except still water was increased from 13% to 23%. In addition our business was impacted by a corresponding VAT increase in the hotel, restaurant and cafe channel.

•                  Volume in Ireland declined by low single-digits in the third quarter of 2011 with the first nine months of the year growing by low single-digits. Economic conditions remain challenging particularly in the Republic of Ireland. Trademark Coca-Cola products and water were the main volume drivers in the quarter. In August, we kicked off the first 2012 Olympics programme in Northern Ireland around the Olympic Torch relay.

•                  The established markets segment contributed €98 million to our comparable operating profit in the third quarter of 2011 and €237 million in the first nine months of 2011. Lower volume increased raw material costs and unfavourable channel mix, more than offset the benefits from price and mix and favourable foreign currency movements.

Operational Review by Reporting Segments (continued)

Developing markets

	Nine months	Nine months	%	Q3	Q3%
	2011	2010	Change	2011	2010	Change
Volume (million unit cases)	309.4	300.8	3%	113.7	115.6	-2%
Net sales revenue (€ million)	917.6	888.7	3%	334.8	349.6	-4%
Operating profit (EBIT in € million)	55.9	80.2	-30%	32.0	47.9	-33%
Comparable operating profit (EBIT in € million)	64.4	81.8	-21%	33.2	49.6	-33%

•                  Unit case volume in our developing markets segment declined by 2% in the third quarter of 2011 and increased by 3% in the first nine months, cycling a decline of 1% in both comparable prior year periods.

•                  Net sales revenue declined by 4% in the third quarter of 2011, as the benefits of revenue growth initiatives were more than offset by lower volume, unfavourable currency movements and higher discounts in the modern trade channel.

•                  Volume in Poland declined by mid single-digits in the third quarter with the first nine months of the year growing by mid single-digits. In addition to declining consumer confidence, performance was negatively affected by cold and rainy weather in July while cycling the heat wave of last year. All beverage categories declined by double-digits in July and August and we outperformed in a declining market. The core sparkling beverages category grew by mid single-digits in the third quarter of 2011 driven by a mid single-digits increase in brand Coca-Cola, a high single-digits increase in Coca-Cola Zero and low double-digit increase in Sprite.

•                  Volume in Hungary increased by mid single-digits in the third quarter of 2011 and by low single-digits in the first nine months of the year. Core sparkling beverages grew by mid single-digits in the third quarter driven primarily by Coca-Cola Zero posting an increase in the mid-teens. Coca-Cola, Coca-Cola light and Fanta sales increased by mid single-digits supported by warm weather conditions in August and September, a new Fanta flavour launch and promotional activities. As of 1 September 2011 a public health tax was imposed on beverages with sugar and caffeine content higher than a specific amount which were passed on through pricing initiatives in both categories.

•                  Volume in the Czech Republic declined in the low single-digits in the third quarter with the first nine months of the year growing by low single-digits. On a year to date basis we are outperforming a declining alcohol free beverages market. Sales of core sparkling beverages increased by mid-teens in both periods under review with Coca-Cola regular posting strong double-digits growth in the third quarter despite the unseasonably cold weather in July and most part of August. The Czech government is implementing a two stage VAT increase strategy whereby the lower VAT band will be increased from 10% to 14% effective from January 2012 and to 17.5% in January 2013.

•                  The developing markets segment contributed €33 million to our comparable operating profit for the third quarter of 2011 and €64 million in the first nine months of 2011. Lower volume, increased raw material prices, negative price mix and unfavourable currency movements were the key drivers of lower profitability in the third quarter.

Operational Review by Reporting Segments (continued)

Emerging markets

	Nine months	Nine months	%	Q3	Q3%
	2011	2010	change	2011	2010	Change
Volume (million unit cases)	760.5	765.8	-1%	273.0	294.7	-7%
Net sales revenue (€ million)	2,205.4	2,208.1	—	814.1	861.1	-5%
Operating profit (EBIT in € million)	162.7	273.1	-40%	84.8	136.0	-38%
Comparable operating profit (EBIT in € million)	167.2	278.6	-40%	88.2	141.1	-37%

•                  Unit case volume in our emerging markets segment declined by 7% in the third quarter cycling an increase of 14% in the comparable prior year period. Unit case volume declined by 1% in the first nine months of 2011, cycling a 5% increase in the comparable prior year period.

•                  Net sales revenue decreased by 5% in the third quarter of 2011, as a result of lower volume and unfavourable currency movements more than offsetting improved pricing and category mix.

•                  Volume in Russia declined by low double-digits in the third quarter cycling 30% growth from prior year which resulted from an exceptionally hot summer in 2010. Volume declined by low single-digits in the first nine months of the year. Trademark Coca-Cola products grew by low single-digits resulting in a 1.5% share gain in the sparkling beverages category. Fanta posted double-digit growth for another quarter on the back of very successful launch of Fanta Grape. Our Multon business gained share in the juice category despite increased competition from value brands.

•                  Volume in Nigeria decreased by mid single-digits in the third quarter of 2011 while maintaining a low single-digits increase in the first nine months of the year. Volume growth decelerated in Nigeria highlighting that the economy is not immune to the global economic downturn. Sales of Coca-Cola regular increased by low single-digits in the third quarter. Water volume was weak due to the floodings in the western and northern regions of the country as well as competitive pressure from local water brands affecting off-takes.

•                  Volume in Romania decreased by mid single-digits for both periods under review. Sales of Coca-Cola regular increased by low single-digits capitalising on its strong brand equity and supported by our commercial strategy. The improvement in package mix highlights our effective commercial strategy in the marketplace.

•                  Volume in Ukraine declined by 23% in the third quarter cycling 26% growth during last year’s heat wave. Volume declined by low double-digits in the first nine months of the year. Low consumer confidence coupled with a significant decline in tourism on the Black Sea coast contributed to the weak performance in the quarter. Despite the challenging trading conditions we grew our volume share in sparkling beverages by more than three percentage points and value share grew faster. We have also launched our Euro 2012 campaign with Ukraine being one of the two host countries.

•                  The emerging markets segment contributed €88 million to our comparable operating profit in the third quarter and €167 million in the first nine months of 2011. In the third quarter, the benefits from revenue growth management initiatives and cost savings were more than offset by a significant increase in commodity costs, lower volume and unfavourable currency movements primarily driven by the Belarusian Rouble.

Business Outlook

During the first nine months of 2011, consumer confidence in many of our territories continued to deteriorate, with a notable slowdown during the third quarter. Economic challenges remain throughout Europe as the sovereign debt crisis in countries like Greece, Italy, Spain and Portugal continues to impact growth in the Eurozone.

In this environment we remain committed to strengthen our business by taking the long term view it deserves. We are focuced on winning in the marketplace. We will also seek sustainable growth by increasing our share of consumers’ disposable income. Revenue growth initiatives will remain a priority to drive net revenue growth ahead of volume.  A critical element of our revenue growth strategy is our customised occasion based brand, package, price, and channel strategy which addresses affordability, while increasing transactions and building brand equity. Pricing initiatives are another element of this strategy and we will continue to identify pricing opportunities selectively in the remainder of the year. We will continue to invest behind our strategic initiatives and cost leadership and drive capital expenditure and direct marketing investments to capture them.

Our view on raw material prices in 2011 is unchanged. We continue to expect an increase in the low double-digits for the year primarily due to world sugar, PET, juice and fuel prices. Our overall revenue growth strategy is focused on recovering most of this increase. For 2012, we expect raw material prices to increase in the high single-digits in aggregate primarily due to our expectation of an increase in EU sugar and juice prices.

Our relentless focus on operating expenses and working capital management together with our restructuring initiatives will continue to be another major tool to mitigate the impact of rising raw material costs. We are on track with our previously communicated restructuring initiatives and have identified additional opportunities to further improve efficiencies and reduce costs. We now expect approximately €58 million in restructuring costs for 2011. We expect initiatives for 2011 and initiatives taken in 2010 to yield approximately €42 million in total benefits in 2011. This year’s restructuring initiatives are expected to yield €46 million annualised benefits from 2012 onwards.

Currency volatility across our territory increased in the third quarter and based on current spot rates, we expect a negative impact from currency movements in 2011.

The effective tax rate for 2011 is expected to be approximately 26% primarily due to the change in the mix of countries contributing to profitability, limitation of deductibility of certain expenses, changes in tax rates having an impact on deferred tax assets and liabilities, and utilisation of one-off tax benefits in prior years in certain countries.

We expect to generate free cash flow of €1.4 billion for the three year period ending 31 December 2012 compared to our previous guidance of €1.5 billion. In addition, we update our guidance of free cash flow for the three year period ending 31 December 2013 to €1.35 billion compared to our previous guidance of €1.6 billion. We believe that in light of two consecutive years of commodity price pressure, increased economic volatility and declining consumer confidence the free cash flow we will be generating is extremely strong. We also plan to invest €1.35 billion in net capital expenditure in both the 2010 to 2012 period and 2011 to 2013 period. This reflects our continued confidence in the long term potential of our business. Our recent communication during our plant opening in Rostov, Russia referring to a joint investment with The Coca-Cola Company of $3 billion in the next five years in Russia will constitute a significant part of this total capex investment.

While our business is being impacted by declining consumer confidence, we will continue to plan for the long term. We are convinced that we are pursuing the right strategy which is being executed by our teams on a daily basis across a geography that offers ample scope for growth. This strategy enables us to solidify our leadership in our markets and continue to win at the point of sale. We are exploiting our revenue growth management strategy, improving operating efficiencies by focusing on cost leadership, and strengthening our free cash flow to create value for our stakeholders.

Group Financial Review

Summary Profit & Loss

	Nine months
	2011 € million	2010 € million	% Change
Volume in unit cases (in millions)	1,618.0	1,619.5	—
Net sales revenue	5,325.5	5,298.7	1%
Cost of goods sold	(3,275.8)	(3,116.2)	5%
Comparable Cost of goods sold(1)	(3,275.2)	(3,116.2)	5%
Gross profit	2,049.7	2,182.5	-6%
Comparable Gross Profit(1)	2,050.3	2,182.5	-6%
Total operating expenses	(1,606.6)	(1,579.3)	2%
Comparable operating expenses(1)	(1,582.0)	(1,559.8)	1%
Operating profit (EBIT)	443.1	603.2	-27%
Comparable operating profit (EBIT)(1)	468.3	622.7	-25%
Adjusted EBITDA(2)	732.1	891.2	-18%
Comparable Adjusted EBITDA(2)	755.8	911.1	-17%
Net finance costs	64.0	54.5	17%
Net profit attributable to owners of the parent	280.7	404.6	-31%
Comparable net profit attributable to owners of the parent(1)	301.6	418.5	-28%
Basic earnings per share (in euro)	0.77	1.11	-31%
Comparable basic earnings per share (in euro)(1)	0.83	1.15	-28%

	Third quarter
	2011 € million	2010 € million	% Change
Volume in unit cases (in millions)	581.7	610.5	-5%
Net sales revenue	1,929.8	1,998.6	-3%
Cost of goods sold	(1,179.9)	(1,161.1)	2%
Comparable Cost of goods sold(1)	(1,179.3)	(1,161.1)	2%
Gross profit	749.9	837.5	-10%
Comparable Gross Profit(1)	750.5	837.5	-10%
Total operating expenses	(538.7)	(550.3)	-2%
Comparable operating expenses(1)	(530.9)	(536.5)	-1%
Operating profit (EBIT)	211.2	287.2	-26%
Comparable operating profit (EBIT)(1)	219.6	301.0	-27%
Adjusted EBITDA(2)	307.1	382.1	-20%
Comparable Adjusted EBITDA(2)	315.5	395.9	-20%
Net finance costs	20.8	20.2	3%
Net profit attributable to owners of the parent	148.2	207.0	-28%
Comparable net profit attributable to owners of the parent(1)	155.6	216.6	-28%
Basic earnings per share (in euro)	0.41	0.57	-28%
Comparable basic earnings per share (in euro)(1)	0.43	0.60	-28%

(1)     Refer to the ‘Reconciliation of Reported to Comparable Financial Indicators’ section in page 2.

(2)     We define Adjusted EBITDA as operating profit before deductions for depreciation and impairment of property, plant and equipment (included both in cost of goods sold and in operating expenses), amortisation and impairment of and adjustments to intangible assets, stock option compensation and other non-cash items, if any.

Net sales revenue

Net sales revenue per unit case increased by 1% in both the first nine months and third quarter of 2011, in each case compared to the respective prior year periods. On a currency neutral basis, net sales revenue per unit case increased by approximately 2% in the first nine months and by 4% in the third quarter of 2011 compared to the respective prior year periods. In the first nine months of 2011, net sales revenue per unit case for the established and developing markets decreased by approximately 1%, whereas it increased for the emerging markets by approximately 6%, in each case on a currency neutral basis.

Group Financial Review (continued)

Cost of goods sold

Comparable cost of goods sold increased by approximately 5% and 2% in the first nine months of 2011 and the third quarter of 2011 respectively. Comparable cost of goods sold per unit case increased by 5% and 7% in the first nine months of 2011 and the third quarter of 2011, in each case compared to the respective prior year periods, mainly reflecting higher commodity costs.

Gross profit

Comparable gross profit margins decreased from 41.2% in the first nine months of 2010 to 38.5% in the first nine months of 2011 and from 41.9% in the third quarter of 2010 to 38.9% in the third quarter of 2011. On a unit case basis, comparable gross profit decreased by approximately 6% in both the first nine months and the third quarter of 2011, in each case versus the respective prior year periods. On a currency neutral basis, comparable gross profit per unit case decreased by approximately 5% in the first nine months of 2011 and the third quarter of 2011, in each case versus the respective prior year periods.

Operating expenses

Total comparable operating expenses increased by 1% in the first nine months of 2011 and decreased by 1% in the third quarter of 2011, in each case versus the respective prior year periods. The year to date increase reflects an increase in warehouse, distribution, administration costs and direct marketing expenses which was only partly offset by operating expenses decreases achieved through earlier cost saving initiatives.

Operating profit

Comparable operating profit decreased by 25%, from €623 million in the first nine months of 2010 to €468 million in the first nine months of 2011. For the third quarter, comparable operating profit decreased by 27%, from €301 million in the third quarter of 2010 to €220 million in the third quarter of 2011 mainly due to increased commodity and raw materials costs. Our comparable operating margin decreased from 11.8% in the first nine months of 2010 to 8.8% in the first nine months of 2011 and from 15.1% in the third quarter of 2010 to 11.4% in the third quarter of 2011.

Net finance costs

Net finance costs during the third quarter and during the first nine months of 2011 were higher by €0.6 million and €9.5 million respectively compared to the same periods of the prior year. This was mainly due to the ineffectiveness charge arising from our hedge accounting relationships, the early issuance of the new €300 million bond in March 2011 leading to a negative interest rate spread, costs associated with the early refinancing of the €500 million Revolving Credit Facility that took place in May 2011 and the portfolio restructuring from floating to fixed interest rates that took place in June and July last year. All these negative effects more than offset the positive impact from the non-recurrence of the interest rate options valuation that had a negative impact during the first nine months last year.

Tax

On a comparable basis, Coca-Cola Hellenic’s effective tax rate for the first nine months of 2011 was approximately 25% similar to the respective prior year period. The Group’s effective tax rate varies quarterly depending on the mix of taxable profits by territory, non-deductibility of certain expenses, non-taxable income and other one-off tax items across its territories.

Net profit

On a comparable basis, net profit was €302 million in the first nine months of 2011, compared to net profit of €419 million the prior year period. In the third quarter of 2011, comparable net profit was €156 million, compared to €217 million in the prior year period, driven mainly by the decreased operating profit.

Cash flow

Cash inflow from operating activities was €711 million in the first nine months 2011, versus cash inflow of €904 million in the prior year period. Cash inflow from operating activities net of capital expenditure was €416 million for the first nine months of 2011, compared to cash inflow of €643 million in the comparable prior year period.

Capital expenditure

Our capital expenditure, net of receipts from the disposal of assets and including principal repayments of finance lease obligations, amounted to €295 million in the first nine months of 2011, compared to €261 million in the prior year period.

Supplementary Information

The financial measures Operating Profit, Adjusted EBITDA, Capital Expenditure and Free Cash Flow consist of the following reported amounts in the condensed consolidated interim financial statements:

	Nine months
	2011 € million	2010 € million
Profit after tax	283.3	414.6
Tax charged to the income statement	98.0	136.6
Finance costs, net	64.0	54.5
Share of results of equity method investments	(2.2)	(2.5)
Operating profit	443.1	603.2
Depreciation of property, plant and equipment	278.9	277.2
Amortisation of intangible assets	2.6	5.9
Employee share options	6.1	4.9
Other non-cash items	1.4	—
Adjusted EBITDA	732.1	891.2
(Gains)/Losses on disposal of non-current assets	(0.8)	11.5
Decrease in working capital	37.3	95.5
Tax paid	(57.8)	(94.6)
Net cash from operating activities	710.8	903.6

Payments for purchases of property, plant and equipment	(261.1)	(211.8)
Principal repayments of finance lease obligations	(38.7)	(55.8)
Proceeds from sale of property, plant and equipment	5.1	6.5
Capital Expenditure	(294.7)	(261.1)

Net cash from operating activities	710.8	903.6
Capital expenditure	(294.7)	(261.1)
Free Cash flow	416.1	642.5

	Third quarter
	2011 € million	2010 € million
Profit after tax	146.6	210.3
Tax charged to the income statement	46.8	57.2
Finance costs, net	20.8	20.2
Share of results of equity method investments	(3.0)	(0.5)
Operating profit	211.2	287.2
Depreciation of property, plant and equipment	93.2	89.1
Amortisation and adjustments to intangible assets	0.9	4.1
Employee share options	1.8	1.7
Adjusted EBITDA	307.1	382.1
Losses on disposal of non-current assets	1.8	11.5
Decrease in working capital	137.2	128.7
Tax paid	(19.2)	(44.2)
Net cash from operating activities	426.9	478.1

Payments for purchases of property, plant and equipment	(118.7)	(68.3)
Principal repayments of finance lease obligations	(10.9)	(19.1)
Proceeds from sale of property, plant and equipment	1.4	0.9
Capital Expenditure	(128.2)	(86.5)

Net cash from operating activities	426.9	478.1
Capital expenditure	(128.2)	(86.5)
Free Cash flow	298.7	391.6

Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with annual sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, ready to drink tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London (LSE: CCB) stock exchange. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com.

Financial information in this announcement is presented on the basis of
International Financial Reporting Standards (‘IFRS’).

Conference call

Coca-Cola Hellenic will host a conference call with financial analysts to discuss the nine months year of 2011 financial results on 8 November 2011 at 4:00 pm, Athens time (2:00 pm, London time and 9:00 am, New York time). Interested parties can access the live, audio webcast of the call through Coca-Cola Hellenic’s website (www.coca-colahellenic.com).

Contact Information

Company contact: Coca-Cola Hellenic Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email: oya.gur@cchellenic.com
Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com
European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

Condensed consolidated interim balance sheet (unaudited)

	Note	As at 30 September 2011 € million	As at 31 December 2010(1) € million
Assets
Intangible assets	4	1,941.6	1,966.9
Property, plant and equipment	4	3,023.1	3,122.9
Other non-current assets		209.7	191.4
Total non-current assets		5,174.4	5,281.2

Inventories		480.9	481.7
Trade and other receivables		1,241.3	1,121.7
Cash and cash equivalents	5	638.9	326.1
Total current assets		2,361.1	1,929.5
Total assets		7,535.5	7,210.7

Liabilities
Short-term borrowings	5	433.4	535.1
Other current liabilities		1,738.4	1,501.3
Total current liabilities		2,171.8	2,036.4

Long-term borrowings	5	1,919.1	1,656.4
Other non-current liabilities		517,7	457.1
Total non-current liabilities		2,436.8	2,113.5

Equity
Owners of the parent		2,884.5	2,952.1
Non-controlling interests		42.4	108.7
Total equity		2,926.9	3,060.8
Total equity and liabilities		7,535.5	7,210.7

(1) Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The notes on pages 20 to 30 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim income statement (unaudited)

	Note	Nine months to 30 September 2011 € million	Nine months to 1 October 2010(1) € million
Net sales revenue	3	5,325.5	5,298.7
Cost of goods sold		(3,275.8)	(3,116.2)
Gross profit		2,049.7	2,182.5

Operating expenses		(1,582.0)	(1,559.8)
Restructuring costs	6	(24.6)	(19.5)
Total operating expenses		(1,606.6)	(1,579.3)

Operating profit	3	443.1	603.2

Finance income		6.4	5.1
Finance costs		(70.4)	(59.6)
Finance costs, net	7	(64.0)	(54.5)
Share of results of equity method investments		2.2	2.5
Profit before tax		381.3	551.2

Tax	8	(98.0)	(136.6)
Profit after tax		283.3	414.6

Attributable to:
Owners of the parent		280.7	404.6
Non-controlling interests		2.6	10.0
		283.3	414.6

Basic and diluted earnings per share (€)	9	0.77	1.11

(1) Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The notes on pages 20 to 30 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of comprehensive income (unaudited)

	Nine months to 30 September 2011 € million	Nine months to 1 October 2010(1) € million
Profit after tax for the period	283.3	414.6

Other comprehensive income:
Available-for-sale financial assets:
Valuation (losses) / gains during the period	(0.4)	0.5
Valuation gains reclassified to profit and loss for the period	—	(2.8)
Cash flow hedges:
Amounts of gains / (losses) during the period	11.9	(10.1)
Amounts of losses reclassified to profit and loss for the period	8.5	1.1
Foreign currency translation	(104.5)	122.8
Share of other comprehensive income of equity method investments	(1.2)	0.8
Actuarial losses	(38.9)	—
Income tax relating to components of other comprehensive income	4.0	0.3
Other comprehensive income for the period, net of tax	(120.6)	112.6
Total comprehensive income for the period	162.7	527.2

Total comprehensive income attributable to:
Owners of the parent	155.1	515.0
Non-controlling interests	7.6	12.2
	162.7	527.2

(1) Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The notes on pages 20 to 30 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim income statement (unaudited)

	Note	Three months to 30 September 2011 € million	Three months to 1 October 2010(1) € million
Net sales revenue	3	1,929.8	1,998.6
Cost of goods sold		(1,179.9)	(1,161.1)
Gross profit		749.9	837.5

Operating expenses		(530.9)	(536.5)
Restructuring costs	6	(7.8)	(13.8)
Total operating expenses		(538.7)	(550.3)

Operating profit	3	211.2	287.2

Finance income		3.1	2.0
Finance costs		(23.9)	(22.2)
Finance costs, net	7	(20.8)	(20.2)
Share of results of equity method investments		3.0	0.5
Profit before tax		193.4	267.5

Tax	8	(46.8)	(57.2)
Profit after tax		146.6	210.3

Attributable to:
Owners of the parent		148.2	207.0
Non-controlling interests		(1.6)	3.3
		146.6	210.3

Basic and diluted earnings per share (€)	9	0.41	0.57

(1) Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The notes on pages 20 to 30 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of comprehensive income (unaudited)

	Three months to 30 September 2011 € million	Three months to 1 October 2010(1) € million
Profit after tax for the period	146.6	210.3

Other comprehensive income:
Available-for-sale financial assets:
Valuation losses during the period	(0.4)	(1.6)
Valuation gains reclassified to profit and loss for the period	—	(2.8)
Cash flow hedges:
Amounts of gains / (losses) during the period	13.2	(11.9)
Amounts of losses / (gains) reclassified to profit and loss for the period	2.3	(1.2)
Foreign currency translation	(85.2)	(92.3)
Share of other comprehensive income of equity method investments	0.2	(1.4)
Actuarial losses	(38.9)	—
Income tax relating to components of other comprehensive income	3.9	1.1
Other comprehensive income for the period, net of tax	(104.9)	(110.1)
Total comprehensive income for the period	41.7	100.2

Total comprehensive income attributable to:
Owners of the parent	33.2	102.1
Non-controlling interests	8.5	(1.9)
	41.7	100.2

(1) Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The notes on pages 20 to 30 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of changes in equity (unaudited)

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2010	182.8	1,113.8	(14.9)	(309.1)	368.8	1,151.8	2,493.2	102.7	2,595.9
Changes in accounting policy (Note 1)	—	—	—	—	—	(39.5)	(39.5)	(1.5)	(41.0)
Balance as at 1 January 2010 (restated)	182.8	1,113.8	(14.9)	(309.1)	368.8	1,112.3	2,453.7	101.2	2,554.9
Shares issued to employees exercising stock options	0.2	3.9	—	—	—	—	4.1	—	4.1
Share-based compensation:
Options	—	—	—	—	4.9	—	4.9	—	4.9
Movement in treasury shares	—	—	—	—	0.5	—	0.5	—	0.5
Shares repurchased	—	—	(42.3)	—	—	—	(42.3)	—	(42.3)
Exchange equalisation reserve recycled to retained earnings	—	—	—	1.2	—	(1.2)	—	—	—
Appropriation of reserves	—	—	—	—	11.0	(11.0)	—	—	—
Purchase of shares held by non-controlling interests	—	—	—	—	—	—	—	(3.6)	(3.6)
Dividends	—	—	—	—	—	(68.1)	(68.1)	(5.0)	(73.1)
	183.0	1,117.7	(57.2)	(307.9)	385.2	1,032.0	2352.8	92.6	2,445.4

Profit for the period net of tax	—	—	—	—	—	404.6	404.6	10.0	414.6
Other comprehensive income for the period, net of tax	—	—	—	121.4	(11.0)	—	110.4	2.2	112.6
Total comprehensive income for the period, net of tax(1)	—	—	—	121.4	(11.0)	404.6	515.0	12.2	527.2
Balance as at 1 October 2010	183.0	1,117.7	(57.2)	(186.5)	374.2	1,436.6	2,867.8	104.8	2,972.6

Shares issued to employees exercising stock options	0.1	1.5	—	—	—	—	1.6	—	1.6
Share-based compensation:
Options	—	—	—	—	1.8	—	1.8	—	1.8
Movement in treasury shares	—	—	—	—	(0.3)	—	(0.3)		(0.3)
Exchange equalisation reserve recycled to retained earnings	—	—	—	(0.1)	—	0.1	—	—	—
Purchase of shares held by non-controlling interests	—	—	—	—	—	—	—	(0.1)	(0.1)
	183.1	1,119.2	(57.2)	(186.6)	375.7	1,436.7	2,870.9	104.7	2,975.6

Profit for the period net of tax	—	—	—	—	—	22.0	22.0	2.1	24.1
Other comprehensive income for the period, net of tax	—	—	—	57.4	(0.3)	2.1	59.2	1.9	61.1
Total comprehensive income for the period, net of tax	—	—	—	57.4	(0.3)	24.1	81.2	4.0	85.2
Balance as at 31 December 2010	183.1	1,119.2	(57.2)	(129.2)	375.4	1,460.8	2,952.1	108.7	3,060.8

(1)

The amount included in the exchange equalisation reserve of €121.4 million gain for the first nine months of 2010 represents the exchange gain attributed to the owners of the parent of €120.6 million plus the share of equity method investments of €0.8 million gain.

The amount included in other reserves of €11.0 million loss for the first nine months of 2010 consists of losses on valuation of available-for-sale financial assets of €2.3 million (of which €0.5 million represents revaluation gains for the period and €2.8 million represents revaluation gains reclassified to profit and loss for the period), losses on cash flow hedges of €9.0 million (of which €10.1 million represents revaluation losses for the period and €1.1 million represents revaluation losses reclassified to profit and loss for the period) and the deferred income tax credit thereof amounting to €0.3 million.

The amount included in non-controlling interests of €12.2 million income for the first nine months of 2010 represents the share of non-controlling interests in the exchange equalisation reserve of €2.2 million gain, in the retained earnings of €9.8 million income and €0.2 million income from the change in the accounting policy for pension (see Note 1).

The notes on pages 20 to 30 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of changes in equity (unaudited)

(continued)

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 31 December 2010	183.1	1,119.2	(57.2)	(129.2)	375.4	1,460.8	2,952.1	108.7	3,060.8
Shares issued to employees exercising stock options	0.2	4.5	—	—	—	—	4.7	—	4.7
Share-based compensation:
Options	—	—	—	—	6.1	—	6.1	—	6.1
Movement in treasury shares	—	—	—	—	(0.4)	—	(0.4)	—	(0.4)
Capitalisation of share premium reserve	549.7	(549.7)	—	—	—	—	—	—	—
Expenses relating to share capital increase (net of tax of €1.2m)	—	(4.8)	—	—	—	—	(4.8)	—	(4.8)
Return of capital to shareholders	(183.2)	—	1.7	—	—	—	(181.5)	—	(181.5)
Share capital increase in subsidiary in Serbia	—	—	—	—	—	(0.8)	(0.8)	1.2	0.4
Purchase of shares held by non-controlling interests:
Serbia	—	—	—	—	—	(5.9)	(5.9)	(11.4)	(17.3)
Nigeria	—	—	—	(8.7)	—	(31.4)	(40.1)	(60.1)	(100.2)
Appropriation of reserves	—	—	—	—	0.5	(0.5)	—	—	—
Dividends	—	—	—	—	—	—	—	(3.6)	(3.6)
	549.8	569.2	(55.5)	(137.9)	381.6	1,422.2	2,729.4	34.8	2,764.2
Profit for the period net of tax	—	—	—	—	—	280.7	280.7	2.6	283.3
Other comprehensive income for the period, net of tax	—	—	—	(110.7)	16.2	(31.1)	(125.6)	5.0	(120.6)

Total comprehensive income for the period net of tax(1)	—	—	—	(110.7)	16.2	249.6	155.1	7.6	162.7
Balance as at 30 September 2011	549.8	569.2	(55.5)	(248.6)	397.8	1,671.8	2,884.5	42.4	2,926.9

Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

(1)

The amount included in the exchange equalisation reserve of €110.7 million loss for the first nine months of 2011 represents the exchange losses attributed to the owners of the parent of €109.5 million plus the share of equity method investments of €1.2 million loss.

The amount included in other reserves of €16.2 million gain for the first nine months of 2011 consists of losses on valuation of available-for-sale financial assets of €0.4 million, representing revaluation losses for the period, cash flow hedges movement of €20.4 million (of which €11.9 million represents revaluation gains for the period and €8.5 million represents revaluation losses reclassified to profit and loss for the period) and the deferred income tax loss of €3.8 million.

The amount of €249.6 million comprises of profit for the period of €280.7 million less actuarial losses of €38.9 million plus deferred income tax credit of €7.8 million.

The amount of €7.6 million gain included in non-controlling interests for the first nine months of 2011 represents the share of non-controlling interests in the exchange equalisation reserve of €5.0 million gain and in the retained earnings of €2.6 million income.

The notes on pages 20 to 30 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim cash flow statement (unaudited)

	Note	Nine months to 30 September 2011 € million	Nine months to 1October 2010(1) € million
Operating activities
Profit after tax		283.3	414.6
Finance costs, net	7	64.0	54.5
Share of results of equity method investments		(2.2)	(2.5)
Tax charged to the income statement		98.0	136.6
Depreciation of property, plant and equipment	4	278.9	277.2
Employee share options		6.1	4.9
Amortisation of intangible assets	4	2.6	5.9
Other non-cash items		1.4	—
		732.1	891.2

(Gain)/loss on disposal of non-current assets		(0.8)	11.5
Increase in inventories		(21.2)	(89.8)
Increase in trade and other receivables		(116.2)	(22.8)
Increase in trade and other payables		174.7	208.1
Tax paid		(57.8)	(94.6)
Net cash from operating activities		710.8	903.6

Investing activities
Payments for purchases of property, plant and equipment		(261.1)	(211.8)
Payments for purchases of intangible assets		—	(11.0)
Proceeds from sales of property, plant and equipment		5.1	6.5
Net receipts from investments		3.1	4.3
Interest received		6.4	4.9
Net receipts from disposal of subsidiary	17	13.1	—
Net payments for acquisition of joint venture		(2.5)	(3.6)
Net cash used in investing activities		(235.9)	(210.7)

Financing activities
Return of capital to shareholders		(181.5)	—
Payment of expenses relating to share capital increase		(6.0)	—
Share buy-back payments		—	(42.3)
Purchase of shares held by non-controlling interests		(58.7)	—
Proceeds from shares issued to employees exercising stock options		4.7	4.1
Dividends paid		(3.6)	(108.9)
Increase in borrowings		1,213.1	732.0
Decrease in borrowings		(1,011.9)	(786.3)
Principal repayments of finance lease obligations		(38.7)	(55.8)
Proceeds from sale of interest rate swap contracts		—	33.0
Interest paid		(78.8)	(47.6)
Net cash used in financing activities		(161.4)	(271.8)

Increase in cash and cash equivalents		313.5	421.1

Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		326.1	232.0
Increase in cash and cash equivalents		313.5	421.1
Effect of changes in exchange rates		(0.7)	(0.5)
Cash and cash equivalents at the end of the period		638.9	652.6

(1) Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The notes on pages 20 to 30 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

1.                          Accounting policies

The accounting policies used in the preparation of the condensed consolidated interim financial statements of Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or the ‘Group’) are consistent with those used in the annual financial statements for the year ended 31 December 2010, except for:

a) New or revised accounting standards and interpretations that have been adopted as of 1 January 2011: International Financial Reporting Interpretations Committee (‘IFRIC’) 19, Extinguishing Financial Liabilities with Equity Instruments; amendment to International Accounting Standard (‘IAS’) 32 Financial Instruments Presentation, on classification of rights issues; amendment to IAS 24 Related Party Disclosures; amendment to IFRIC 14 “IAS 19-The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”; amendments to the following standards and interpretations arising from the third omnibus of amendments issued by the International Accounting Standards Board (‘IASB’) in May 2010, primarily with a view to removing inconsistencies and clarifying wording: IAS 27 Consolidated and Separate Financial Statements, IFRS 3 Business Combinations, IAS 1 Presentation of Financial Statements, IFRS 7 Financial Instrument Disclosures, IAS 34 Interim Financial Reporting, and IFRIC 13 Customer Loyalty Programs. None of these new or revised accounting standards and interpretations had a material impact on the current or prior periods.

b) Change in accounting policy, IAS 19 Employee Benefits: Coca-Cola Hellenic has assessed its accounting policy with regard to the recognition of actuarial gains and losses arising from its post employment defined benefit plans. The Group previously recognised these actuarial gains and losses based on the corridor method (i.e. only the net cumulative unrecognised actuarial gains and losses of the previous period which exceeded 10% of the higher of the defined benefit obligation and the fair value of the plan assets were recognised) in accordance with IAS19.93. As a consequence, its balance sheet did not reflect a significant part of the net actuarial assets and liabilities.

As of 1 January 2011 the Group determined that it would change its accounting policy to recognise actuarial gains and losses, in the period in which they occur, in other comprehensive income (OCI) as it believes this policy provides reliable and more relevant information about the effects of employee benefits on the Group’s financial position and financial performance. Changes have to apply retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, resulting in the restatement of prior year financial information.

As a result of the voluntary accounting policy change, the following adjustments were made to the condensed consolidated interim financial statements:

	Three months ended 1 October 2010 €million	Nine months ended 1 October 2010 €million
Profit after tax
Profit before change in accounting policy	209.7	412.9
Reversal of actuarial losses	0.8	2.2
Change in deferred tax	(0.2)	(0.5)
Profit after change in accounting policy	210.3	414.6

The effect on earnings per share for three and nine months ended 1 October 2010 related to the restatement was less than €0.01.

If the accounting policy had not been changed, the profit after tax for the three and nine months ended 30 September 2011 would have been approximately €0.2 million and €0.6 million lower respectively.

The impact on total comprehensive income comprises the adjustments to profit after tax as disclosed above.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

1.             Accounting policies (continued)

	As at	As at	As at
	1 October 2010 €million	31 December 2010 €million	31 December 2009 €million
Consolidated statement of changes in equity
Equity before change in accounting policy	3,011.9	3,095.9	2,595.9
Allocation of unrecognised net losses to retained earnings	(38.0)	(34.0)	(39.5)
Allocation of unrecognised net losses to non-controlling interests	(1.3)	(1.1)	(1.5)
Equity after change in accounting policy	2,972.6	3,060.8	2,554.9

As at
31 December 2010 €million
Other non-current liabilities
Other non-current liabilities before change in accounting policy	442.7
Recognition of actuarial losses	24.3
Change in deferred tax	(9.9)
Other non-current liabilities after change in policy	457.1

As at
31 December 2010 €million
Other non-current assets
Other non-current assets before change in accounting policy	212.1
Recognition of actuarial losses	(20.9)
Change in deferred tax	0.2
Other non-current assets after change in policy	191.4

Basis of preparation

Operating results for the first nine months of 2011 are not indicative of the results that may be expected for the year ended 31 December 2011 because of business seasonality. Business seasonality results from higher unit sales of the Group’s products in the warmer months of the year. The Group’s methods of accounting for fixed costs such as depreciation and interest expense are not significantly affected by business seasonality.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

Taxes on income in the interim period are accrued using the tax rate that would be applicable to expected total annual earnings.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

1.                          Accounting policies (continued)

These condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the European Union (‘EU’) applicable to Interim Financial Reporting (‘IAS 34’). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact on the Group’s condensed consolidated interim financial statements for the periods presented. These condensed consolidated interim financial statements should be read in conjunction with the 2010 annual financial statements, which include a full description of the Group’s accounting policies.

Certain comparative figures have been reclassified to conform to the current period presentation.

Accounting pronouncements not yet adopted

During the first nine months of 2011 the IASB issued the following standards and interpretations which are not yet effective and have not been early adopted:

In May 2011 the IASB issued IFRS 10 Consolidated Financial Statements which is effective for annual periods beginning on or after 1 January 2013. The new standard changes the definition of control and replaces all guidance on control and consolidation in IAS 27 Consolidated and Separate Financial Statements (which has been amended accordingly) and SIC-12 Consolidation—Special Purpose Entities.  The Group does not expect the new standard to have a significant impact on its consolidated financial statements. The new standard has not yet been adopted by the EU.

In May 2011 the IASB issued IFRS 11 Joint Arrangements which is effective for annual periods beginning on or after 1 January 2013. The new standard classifies joint arrangements as either joint operations or joint ventures and supersedes IAS 31 Interests in Joint Ventures and SIC-13—Jointly Controlled Entities—Non-Monetary Contributions by Venturers. The new standard requires the use of the equity method of accounting for interests in joint ventures. The determination of as to whether a joint arrangement is a joint operation or a joint venture is based on the parties’ rights and obligations under the arrangement. The Group is currently evaluating the impact this standard will have on its consolidated financial statements.  The new standard has not yet been adopted by the EU.

In May 2011 the IASB issued IFRS 12 Disclosures of Interests in Other Entities which is effective for annual periods beginning on or after 1 January 2013. The new standard sets out the required disclosures for entities reporting under IFRS 10 and IFRS 11; it replaces the disclosure requirements currently found in IAS 28 Investments in associates (which has been amended accordingly).  The Group is currently evaluating the impact this standard will have on its consolidated financial statements.  The new standard has not yet been adopted by the EU.

In May 2011 the IASB issued IFRS 13 Fair Value Measurement which is effective for annual periods beginning on or after 1 January 2013. The new standard defines fair value and establishes a single framework for measuring fair value where that is required by other standards and introduces consistent requirements for disclosures on fair value measurements. The standard applies to both financial and non-financial assets and liabilities which are measured at fair value. The Group does not expect the new standard to have a significant impact on its consolidated financial statements.  The new standard has not yet been adopted by the EU.

In June 2011 the IASB issued a revised version of IAS 19 Employee Benefits which is effective for annual periods beginning on or after 1 January 2013.  The revised standard includes a number of changes and clarifications to IAS 19, the most significant being the removal of the corridor mechanism for pension plans so that all changes in defined benefit plans will be recognised as they occur, with actuarial gains and losses being recorded in other comprehensive income. The concept of expected return on plan assets has also been removed. As described above the Group has already changed its accounting policy on pensions with respect to the corridor mechanism as permitted under the existing

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

1.                          Accounting policies (continued)

IAS 19. The Group is currently evaluating the impact of the remaining changes of this amended standard on its consolidated financial statements.  The new standard has not yet been adopted by the EU.

In June 2011 The IASB issued amendments to IAS 1 Presentation of Financial Statements which are effective for annual period beginning on or after 1 July 2012.  The amendments require the separation of items presented in other comprehensive income into two groups, based on whether or not they may be recycled to profit or loss in the future.  The Group is currently evaluating the impact the amendments will have on its consolidated financial statements.  The amendments have not yet been adopted by the EU.

2.                          Exchange rates

The Group’s reporting currency is the euro (€). Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for the period ended		Closing as at
	30 September 2011	1 October 2010	30 September 2011	31 December 2010
US dollar	1.41	1.31	1.36	1.31
UK sterling	0.87	0.85	0.87	0.85
Polish zloty	4.03	4.02	4.40	3.99
Nigerian naira	214.66	195.26	209.96	196.01
Hungarian forint	271.71	276.24	288.39	279.30
Swiss franc	1.24	1.40	1.22	1.25
Russian rouble	40.76	39.70	43.38	39.95
Romanian leu	4.20	4.20	4.31	4.29
Ukrainian hryvnia	11.21	10.40	10.83	10.50

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

3.                          Segmental analysis

The Group has one business, being the production, distribution and sale of non-alcoholic, ready-to-drink beverages. The Group operates in 28 countries and its financial results are reported in the following three reportable segments:

Established:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

Information on the Group’s segments is as follows:

	Three months ended		Nine months ended
	30 September 2011	1 October 2010	30 September 2011	1 October 2010
Volume in unit cases (million)
Established countries	195.0	200.2	548.1	552.9
Developing countries	113.7	115.6	309.4	300.8
Emerging countries	273.0	294.7	760.5	765.8
Total volume	581.7	610.5	1,618.0	1,619.5
Net sales revenue (€ million)
Established countries	780.9	787.9	2,202.5	2,201.9
Developing countries	334.8	349.6	917.6	888.7
Emerging countries	814.1	861.1	2,205.4	2,208.1
Total net sales revenue	1,929.8	1,998.6	5,325.5	5,298.7
Adjusted EBITDA (€ million)
Established countries	126.5	138.3	319.3	351.7
Developing countries	50.2	65.9	113.7	133.5
Emerging countries	130.4	177.9	299.1	406.0
Total adjusted EBITDA	307.1	382.1	732.1	891.2
Operating profit (€ million)
Established countries	94.4	103.3	224.5	249.9
Developing countries	32.0	47.9	55.9	80.2
Emerging countries	84.8	136.0	162.7	273.1
Total operating profit	211.2	287.2	443.1	603.2
Reconciling items (€ million)
Finance costs, net	(20.8)	(20.2)	(64.0)	(54.5)
Share of results of equity method investments	3.0	0.5	2.2	2.5
Tax	(46.8)	(57.2)	(98.0)	(136.6)
Non-controlling interests	1.6	(3.3)	(2.6)	(10.0)
Profit after tax attributable to owners of the parent	148.2	207.0	280.7	404.6

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

4.                          Tangible and intangible assets

	Property, plant and equipment € million	Intangible assets € million
Opening net book value as at 1 January 2011	3,122.9	1,966.9
Additions	293.3	—
Arising on acquisitions (refer to Note 17)	0.7	3.0
Classified to assets held for sale	0.9	—
Reclassified from assets held for sale	1.0	—
Disposals	(9.1)	—
Disposal of subsidiary (refer to Note 17)	(6.5)	(12.0)
Depreciation / amortisation	(278.9)	(2.6)
Foreign exchange differences	(101.2)	(13.7)
Closing net book value as at 30 September 2011	3,023.1	1,941.6

5.                          Net debt

	As at
	30 September 2011 € million	31 December 2010 € million
Long-term borrowings	1,919.1	1,656.4
Short-term borrowings	433.4	535.1
Cash and cash equivalents	(638.9)	(326.1)
Net debt	1,713.6	1,865.4

The increase in long term borrowings was mainly the result of the new €300 million bond issue settled on 2 March 2011. The proceeds of the new bond issue were used to repay the maturity of the existing €301.1 million notes due on 15 July 2011.

6.                          Restructuring costs

Restructuring costs amounted to €24.6 million before tax in the first nine months of 2011, €12.2 million, €8.5 million and €3.9 million in established, developing and emerging markets respectively. For the first nine months of 2010, restructuring costs amounted to €19.5 million, of which €12.4 million, €1.6 million and €5.5 million related to the Group’s established, developing and emerging markets, respectively.

Restructuring costs amounted to €7.8 million before tax in the third quarter of 2011, €3.8 million, €1.2 million and €2.8 million in established, developing and emerging markets respectively. For the third quarter of 2010, restructuring costs amounted to €13.8 million, of which €7.0 million, €1.7 million and €5.1 million related to the Group’s established, developing and emerging markets, respectively.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

7.                          Finance costs, net

	Nine months ended
	30 September 2011 € million	1 October 2010 € million
Finance expense	72.3	59.4
Net foreign exchange (gains) / losses	(1.9)	0.2
Interest income	(6.4)	(5.1)
Finance costs, net	64.0	54.5

	Three months ended
	30 September 2011 € million	1 October 2010 € million
Finance expense	25.1	21.8
Net foreign exchange (gains)/losses	(1.2)	0.4
Interest income	(3.1)	(2.0)
Finance costs, net	20.8	20.2

During the first nine months of 2010, Coca-Cola Hellenic adjusted its interest rate profile to reduce exposure to fluctuations in Euribor and hence stabilise future interest expense. This was done through a restructuring of the interest rate terms of outstanding cross-currency swap contracts relating to the $900 million US dollar bonds and by unwinding outstanding fixed to floating interest rate swap contracts with an aggregate notional principal amount of €792.5 million. As a result of unwinding the interest rate swap contracts, Coca-Cola Hellenic received €48.5 million, of which €15.5 million related to accumulated net interest receivable and €33.0 million related to the fair value of the interest rate swap contracts.

8.                          Tax

The Group’s effective tax rate for 2011 may differ from the Greek statutory tax rate of 20% as a consequence of a number of factors, the most significant of which are: the statutory tax rates of the countries in which the Group operates, non-deductibility of certain expenses, non-taxable income and one off tax items.

By virtue of a tax law that was enacted in Greece on 31 March 2011, the Greek corporate income tax rate was reduced to 20% for accounting years starting as of 1 January 2011 onwards.  Furthermore an exemption from corporate income tax was introduced for inbound dividends from qualifying investments in EU subsidiaries on condition that such dividends are recorded in a special tax free reserve account.

9.                         Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the owners of the parent by the weighted average number of shares outstanding during the period (first nine months of 2011: 362,975,857; third quarter of 2011: 363,092,289, first nine months of 2010: 363,559,918, third quarter of 2010: 362,614,317). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares arising from exercising employee stock options.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

10.                   Share capital

During 2010, following the exercise of stock options by option holders pursuant to the Coca-Cola Hellenic stock option plan, the Board of Directors resolved to increase Coca-Cola Hellenic’s share capital by issuing 163,354, 161,663, 102,700 and 169,648 new ordinary shares, as announced on 26 February 2010, 17 May 2010, 24 August 2010 and 25 November 2010 respectively. Total proceeds from the issue of the shares were €5.7 million.

During the first nine months of 2011, the Board of Directors resolved to increase Coca-Cola Hellenic’s share capital by issuing 354,512, 21,994 and 28,749 new ordinary shares, as announced on 16 March, 24 June and 1 September 2011 respectively, following the exercise of stock options by option holders pursuant to the Coca-Cola Hellenic stock option plan. Total proceeds from the issue of the shares were €4.7 million.

On 6 May 2011, the Annual General Meeting of shareholders resolved to reorganise its share capital.  The Company’s share capital increased by an amount equal to €549.7 million. The increase was performed by capitalising reserves and increasing the nominal value of each share from €0.50 to €2.00. The Company’s share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.00 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

After the above changes, the share capital amounts to €549.8 million and is comprised of 366,541,695 shares with a nominal value of €1.50 each.

11.                   Non-controlling interests

On 8 June 2011 the board of directors of the Company’s subsidiary Nigerian Bottling Company plc (“NBC”) resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the Board of Directors and General Assembly of NBC on 8 June 2011 and 22 July 2011 respectively and resulted in acquisition of the remaining 33.6% of the voting shares of NBC bringing the Group’s interest in the subsidiary to 100%. The transaction was completed in September 2011 and NBC was de-listed from the Nigerian Stock Exchange. The consideration for the acquisition of non controlling interests was €100.2 million, including transaction costs of €1.7 million, out of which €41.4 million was paid as of 30 September 2011. The difference between the consideration and the carrying value of the interest acquired (€60.1 million) has been recognised in retained earnings while the accumulated components recognised in other comprehensive income have been reallocated within the equity of the Group.

On 25 June 2010 the Group initiated a tender offer to purchase all of remaining shares of the non-controlling interest in Coca-Cola HBC — Srbija A.D., Zenum (‘‘CCH Serbia’’). The tender offer was completed on 2 August 2010 and resulted in the Group increasing its stake in CCH Serbia to 91.2% as of 31 December 2010. In 2011, the Group acquired all the remaining interest in the subsidiary. The consideration paid for the acquisition of non controlling interest acquired in 2011 was €17.3 million and the carrying value of the additional interest acquired was €11.4 million. The difference between the consideration and the carrying value of the interest acquired has been recognised in retained earnings.

12.                   Dividends

The shareholders approved a dividend of €0.30 per share (totalling €109.7 million, based on the number of shares outstanding as at 31 December 2009) for the year ended 31 December 2009, at the Annual General Meeting of Shareholders that was held on 21 June 2010.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

12.                   Dividends (continued)

An amount equal to €41.6 million of the total dividend was accrued as of 31 December 2009, as a statutory minimum dividend in accordance with the Greek corporate legislation. The remaining €68.1 million is recorded as an appropriation of retained earnings in shareholders’ equity for the second quarter of 2010. This 2009 dividend is subject to a 10% withholding tax in accordance with article 18 of Law Nr 3697/2008. The dividend payment commenced on 1 July 2010 with a net amount paid through 31 December 2010 of €102.0 million.

The reported net results of the parent company’s statutory accounts did not allow a 2010 statutory minimum annual dividend payment. As a result the Group has not recorded a dividend liability in respect of 2010.

13.                   Contingencies

There have been no significant changes in contingencies since 31 December 2010 (as described in the 2010 Annual Report available on the Coca-Cola Hellenic’s web site: www.coca-colahellenic.com).

14.                   Commitments

As of 30 September 2011 the Group has capital commitments of €83.9 million (31 December 2010: €66.3 million), which mainly relate to plant and machinery equipment.

15.                   Employee numbers

The average number of full-time equivalent employees in the first nine months of 2011 was 42,088 (42,725 for the first nine months of 2010).

16.                     Related party transactions

a) The Coca-Cola Company

As at 30 September 2011, The Coca-Cola Company and its subsidiaries (collectively, ‘TCCC”) indirectly owned 23.2% (2010: 23.3%) of the issued share capital of Coca-Cola Hellenic.

Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during the first nine months and the third quarter of 2011 amounted to €1,057.2 million and €380.6 million respectively (€1,076.4 million and €430.5 million in the respective prior year periods). Total net contributions received from TCCC for marketing and promotional incentives during the same periods amounted to €48.7 million and €24.8 million respectively (€35.8 million and €15.7 million in the prior year periods).

During the first nine months and the third quarter of 2011, the Group sold €24.0 million and €8.1 million of finished goods and raw materials respectively to TCCC (€13.1 million and €3.6 million in the prior year periods) while other income from TCCC was €13.8 million and €3.5 million respectively (€25.3 million and €10.0 million in prior year periods). Other expenses from TCCC amounted to €2.1 million for the first nine months and the third quarter of 2011 (nil in both prior year periods).

As at 30 September 2011, the Group had a total amount of €46.7 million (€53.8 million as at 31 December 2010) due from TCCC, and had a total amount of €198.6 million (€166.0 million as at 31 December 2010) due to TCCC.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

16.          Related party transactions (continued)

b) Kar-Tess Holding

Frigoglass S.A. (‘Frigoglass’)

Frigoglass, a company listed on the Athens Exchange, is a manufacturer of coolers, glass bottles and crowns. Frigoglass is related to Coca-Cola Hellenic by way of 43.9% (2010: 43.9%) ownership by the parent of Kar-Tess Holding, which as at 30 September 2011 owned 23.3% (2010: 23.3%) of the issued share capital of Coca-Cola Hellenic. Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 23.9% effective interest, through its investment in Nigerian Bottling Company plc.

During the first nine months and the third quarter of 2011, the Group made purchases of €144.3 million and €31.0 million respectively (€90.9 million and €38.7 million in the prior year periods) of coolers, raw materials and containers from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €4.7 million and €1.3 million respectively (€3.5 million and €1.1 million in the prior year periods). Other income from Frigoglass during the first nine months and the third quarter of 2011 was €0.8 million and €0.1 million respectively (€0.3 million and €0.1 million in the prior year periods). As at 30 September 2011, Coca-Cola Hellenic owed €14.7 million (€13.9 million as at 31 December 2010) to, and was owed €1.1 million (€1.2 million as at 31 December 2010) by Frigoglass.

Other disclosures

On December 6, 2010 Kar-Tess Holding transferred 22,453,254 of Coca-Cola Hellenic shares and voting rights representing 6.13% of the total number of shares and voting rights of Coca-Cola Hellenic by transferring its wholly owned subsidiaries under the trade names “Sammy LLC”, “Lucky 70 LLC”, “Zoe 20 LLC”, “Kooky LLC”, “Utopia Business Company Ltd.”, “Harmonia Commercial S.A.”, “Ice Cold Holdings Limited” and “Red & White Holdings Limited” to entities and individuals, who were either ultimate beneficial owners of Kar-Tess Holding or have been nominated by them. None of the above persons owns individually more than 2% of the outstanding shares and voting rights of Coca-Cola Hellenic.

c) Other related parties

During the first nine months and the third quarter of 2011, the Group purchased €94.1 million and €23.3 million of raw materials and finished goods (€82.6 million and €26.3 million in the prior year periods) and had no purchases of fixed assets from other related parties for the first nine months and the third quarter of 2011 (€0.1 million and nil in the prior year periods). In addition the Group received reimbursement for direct marketing expenses incurred of €0.1 million for the first nine months and nil for the third quarter of 2011 (€0.8 million and €0.4 million in the prior year periods). Furthermore during the first nine months and the third quarter of 2011, the Group incurred other expenses of €5.0 million and €1.0 million respectively (€1.5 million and €0.2 million in the prior year periods) and recorded income of €1.5 million in the first nine months and €0.3 million in the third quarter of 2011 (€1.1 million and €0.4 million in the prior year periods) from the sale of finished goods to other related parties and other income of €0.2 million in the first nine months and €0.1 million for the third quarter of 2011 (€0.6 million and €0.1 million in the prior year periods). As at 30 September 2011, the Group owed €13.3 million (€5.8 million as at 31 December 2010) to, and was owed €0.6 million (€3.1 million as at 31 December 2010) by other related parties.

There were no transactions between Coca-Cola Hellenic and the directors and senior management except for remuneration for the period ended 30 September 2011 as well as the prior year period.

There were no other significant transactions with related parties for the period ended 30 September 2011.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

17.          Disposal / acquisition of subsidiaries

In February 2011, we sold all our interests in Eurmatik S.r.l., the vending operator in Italy. The consideration was €13.6 million. The disposal resulted in the Group derecognising €12.0 million of intangible assets and €21.5 million of total assets. The disposal of Eurmatik S.r.l resulted in a gain of €0.8 million in the Group’s established segment.

On 20 April 2011, the Group, along with TCCC, acquired through Multon ZAO, the Russian juice joint venture, all outstanding shares of MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE (“Vlanpak”), a fruit juice and nectar producer in Belarus. Our share of the acquisition consideration was €4.0 million including an assumption of debt of €1.5 million. The acquisition has resulted in the Group recording of intangible assets of €3.0 million in its emerging segment. The fair values of assets acquired and liabilities assumed are preliminary and pending finalisation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel, Director of Strategic Development & Company Secretary

Date: November 9, 2011